Exhibit 3.3

CASCADE BANCORP
BYLAW AMENDMENT

Effective as of February 28, 2017, Article I, Section 1 of the Amended and Restated Bylaws of Cascade Bancorp is hereby amended as follows:

SECTION 1.    ANNUAL MEETINGS

The annual meeting of the shareholders shall be held after the end of the Corporation’s fiscal year, the date, time and place of which shall be determined by the Board of Directors. At the annual meeting the shareholders shall elect directors, consider reports of the affairs of the Corporation and transact such other business as may properly be brought before the meeting.